UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 25, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director



EARNINGS RELEASE 3Q22

Telefónica | vivo

VIVT
B3 LISTED

VIV
LISTED
NYSE

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the third quarter of 2022, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee. Totals are subject to rounding differences.

TO ACCESS THE SPREADSHEET CONTAINING THE DATA AVAILABLE ON OUR INVESTOR RELATIONS WEBSITE, CLICK HERE.

3Q22 HIGHLIGHTS

- **Customer base** totaled 112 million of accesses. In the quarter, **we disconnected 3 million accesses considered inactive** by Vivo's criteria regarding the acquisition of Oi Mobile, which resulted in a reduction of 2 million total accesses compared to 2Q22.
- **Net Revenue grew above inflation (+10.6 YoY)** boosted by **mobile services revenue (+13.8% YoY)** and handsets (+25.9% YoY). **Fixed Revenue maintained its positive performance** (+2.1% YoY) for the fifth consecutive quarter, with FTTH revenue as the main highlight, growing **20.1% YoY.** The time difference between the disclosure of the new ICMS rates and the reduction on invoices **did not impact net revenues** in the period.
- **Recurring EBITDA[1] increased by +12.3% YoY** due to the strong performance in mobile. The **Recurring Costs[1] (+9.4% YoY)** were impacted by the change in revenue mix.
- **Net Income in the quarter reached R$1.4 billion (+9.3% YoY),** contributing to the deliberation of **R$300 million in interest on capital** in August 2022 and the execution of the **Share Buyback Program (R$144 million** in buybacks in 3Q22).

57.5mn Postpaid Accesses +19.5% YoY

5.3mn FTTH Accesses +21.1% YoY

R$12.2bn Total Revenues +10.6% YoY

R$1.4bn Net Income +9.3% YoY

[1] Excludes the positive non-recurring effect of R$416.6 million referring to the closing of the FiBrasil operation.

HIGHLIGHTS

CONSOLIDATED IN R$ MILLION	3Q22	3Q21	Δ% YoY	9M22	9M21	Δ% YoY
Net Operating Revenue	**12,199**	**11,033**	**10.6**	**35,382**	**32,532**	**8.8**
Core Revenue[1]	11,256	9,888	13.8	32,380	28,904	12.0
Mobile Revenue	8,480	7,391	14.7	24,172	21,529	12.3
Fixed Core Revenue	2,776	2,496	11.2	8,209	7,375	11.3
Non-core Revenue[2]	943	1,145	(17.7)	3,002	3,628	(17.3)
Recurring Total Costs[3]	**(7,242)**	**(6,620)**	**9.4**	**(21,335)**	**(19,437)**	**9.8**
Reported Total Costs	(7,242)	(6,203)	16.7	(21,335)	(18,457)	15.6
Recurring EBITDA[3]	**4,957**	**4,414**	**12.3**	**14,047**	**13,095**	**7.3**
Rec. EBITDA[3] / Net Revenue Margin	*40.6%*	*40.0%*	*0.6 p.p.*	*39.7%*	*40.3%*	*(0.6) p.p.*
Reported EBITDA	4,957	4,830	2.6	14,047	14,075	(0.2)
Rep. EBITDA / Net Revenue Margin	*40.6%*	*43.8%*	*(3.1) p.p.*	*39.7%*	*43.3%*	*(3.6) p.p.*
Net Income	**1,436**	**1,315**	**9.3**	**2,932**	**3,602**	**(18.6)**
CAPEX ex-IFRS 16[4]	**2,586**	**2,151**	**20.2**	**7,041**	**6,346**	**11.0**
Operating Cash Flow (OpCF)[5]	**2,371**	**2,262**	**4.8**	**7,006**	**6,749**	**3.8**
OpCF[5] / Net Revenue Margin	*19.4%*	*20.5%*	*0.1 p.p.*	*19.8%*	*20.7%*	*(4.6) p.p.*
Free Cash Flow	**1,839**	**2,634**	**(30.2)**	**6,473**	**6,701**	**(3.4)**
Core Revenue[1] / Net Revenue	**92.3%**	**89.6%**	**2.7 p.p.**	**91.5%**	**88.8%**	**2.7 p.p.**
Non-core Revenue[2] / Net Revenue	**7.7%**	**10.4%**	**(2.7) p.p.**	**8.5%**	**11.2%**	**(2.7) p.p.**
Total Subscribers (Thousand)	**111,688**	**97,424**	**14.6**	**111,688**	**97,424**	**14.6**
Core Subscribers	104,070	88,601	17.5	104,070	88,601	17.5
% / total accesses	*93.2%*	*90.9%*	*2.2 p.p.*	*93.2%*	*90.9%*	*2.2 p.p.*
Non-core Subscribers	7,618	8,823	(13.7)	7,618	8,823	(13.7)
% / total accesses	*6.8%*	*9.1%*	*(2.2) p.p.*	*6.8%*	*9.1%*	*(2.2) p.p.*

[1] Total revenues excluding fixed voice, xDSL and DTH.
[2] Fixed voice, xDSL and DTH revenues.
[3] Excludes the following one-offs: 2Q21: positive net effect of R$563 million in the 2Q21, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million. 3Q21: Positive effect of R$416.6 million referring to the closing of the FiBrasil Operation.
[4] Does not include the relative amount of R$9.8 million of the license renewal in the 1Q22 and IFRS 16 effects.
[5] Operating Cash Flow is equivalent to Recurring EBITDA less CAPEX ex-IFRS 16.

MOBILE BUSINESS

CONSOLIDATED IN R$ MILLION	3Q22	3Q21	Δ% YoY	9M22	9M21	Δ% YoY
NET MOBILE REVENUE	**8,480**	**7,391**	**14.7**	**24,172**	**21,529**	**12.3**
Mobile Service Revenue	**7,763**	**6,822**	**13.8**	**22,051**	**19,766**	**11.6**
Postpaid[1]	6,218	5,550	12.0	17,780	16,049	10.8
Prepaid	1,545	1,272	21.5	4,272	3,717	14.9
Handset Revenues	**717**	**570**	**25.9**	**2,120**	**1,763**	**20.2**

Mobile Service Revenue increased by 13.8% YoY, not being impacted by the time difference between the disclosure of the new ICMS rates and the reduction of price on invoices. **Postpaid Revenue[1]**, which represents 80% of our Mobile Service Revenue, grew 12.0% YoY due to the annual price adjustments and an increase in the customer base. In the 3Q22, we added 519 thousand postpaid accesses, which were the result of the disconnection of 797 thousand postpaid accesses considered inactive by Vivo's criteria, regarding the acquisition of Oi Mobile, and the addition of 1,317 thousand postpaid accesses, due to the migration of prepaid to hybrid, as well as the positive balance of portability coming from other operators.

Prepaid Revenue grew 21.5% in the annual comparison due to the increase in the customer base. In September 2022, we disconnected 2,218 thousand inactive prepaid accesses according to Vivo's criteria resulting from the acquisition of Oi Mobile.

The sale of smartphones compatible with 5G and the broad portfolio of accessories contributed to a growth of 25.9% in **Handset Revenue** in comparison to the same quarter of the previous year.

MOBILE ACCESSES


Million
+18%
82
34
48
99
42
57
97
40
57
3Q21
2Q22
3Q22
Postpaid
Prepaid

POSTPAID ACCESSES


Million
+19%
48
13
35
57
15
42
57
16
42
3Q21
2Q22
3Q22
M2M + Dongles
Human postpaid

Postpaid Churn (ex-M2M)[2] %


1.2%
1.1%
1.2%
3Q21
2Q22
3Q22

[1] Postpaid revenue includes M2M, dongles, wholesale and others.
[2] Does not consider the disconnection of 797 thousand postpaid accesses considered inactive by Vivo's criteria, regarding the acquisition of Oi Mobile in September 2022. Considering disconnections, the churn rate would reach 1.9% in 3Q22.

FIXED BUSINESS

CONSOLIDATED IN R$ MILLION	3Q22	3Q21	Δ% YoY	9M22	9M21	Δ% YoY
NET FIXED REVENUE	**3,719**	**3,642**	**2.1**	**11,210**	**11,003**	**1.9**
Core Fixed Revenue[1]	**2,776**	**2,496**	**11.2**	**8,209**	**7,375**	**11.3**
FTTx	1,487	1,364	9.0	4,382	3,993	9.8
FTTH	1,364	1,136	20.1	3,950	3,208	23.1
IPTV	365	355	2.6	1,115	1,023	8.9
Corporate Data, ICT and Others	924	777	18.9	2,712	2,359	15.0
Non-core Fixed Revenue[2]	**943**	**1,146**	**(17.7)**	**3,002**	**3,628**	**(17.3)**
Core Fixed Revenue[1] / Net Fixed Revenue	*74.6%*	*68.5%*	*6.1 p.p.*	*73.2%*	*67.0%*	*6.2 p.p.*
Non-core Fixed Revenue[2] / Net Fixed Revenue	*25.4%*	*31.5%*	*(6.1) p.p.*	*26.8%*	*33.0%*	*(6.2) p.p.*

Net Fixed Revenue grew 2.1% YoY, boosted by the higher representativeness of Core Fixed Revenue (+11.2% YoY), which now corresponds to 74.6% (+6.1 p.p.) of net fixed revenue. The fixed business contribution to the growth of the Company is a structural change in our revenue mix, as a result of the strategic decision to focus investments on more advanced technologies, such as fiber and B2B digital services.

The **FTTx** revenue increased by 9.0% YoY in 3Q22, boosted by the performance of **FTTH** Revenue (+20.1% YoY). During the last twelve months, our fiber-to-the-home network reached 71 new cities, adding 3.9 million homes passed and 0.9 million homes connected. This speed in expanding our network and connecting customers allows us to maintain the strong fiber revenue growth.

The **IPTV Revenue**, a product related to fiber connectivity, advanced 2.6% YoY in 3Q22, despite a slight reduction in the access base (-3.3% YoY).

The solid performance of **Corporate Data, ICT, and Other Revenues,** of 18.9% YoY in the quarter, is a result of the complete portfolio of products and services offered by the Company, which includes not only connectivity but also cloud solutions, IT, equipment, and cybersecurity, among others, enabling us to support companies of different sizes to digitize their operations. For more details on the digital B2B performance, click here.

FTTH

HOMES PASSED

Million


+22%
18.3
21.0
22.3
3Q21
2Q22
3Q22

HOMES CONNECTED

Million


+21%
4.4
5.0
5.3
3Q21
2Q22
3Q22

[1] FTTx, IPTV, Corporate Data and ICT, Wholesale and other fixed revenues.
[2] Fixed voice, xDSL and DTH revenues.

COSTS

CONSOLIDATED IN R$ MILLION	3Q22	3Q21	Δ% YoY	9M22	9M21	Δ% YoY
TOTAL COSTS	**(7,242)**	**(6,203)**	**16.7**	**(21,335)**	**(18,457)**	**15.6**
COST OF SERVICES AND PRODUCTS SOLD	**(2,347)**	**(1,849)**	**26.9**	**(6,646)**	**(5,648)**	**17.7**
Services	(1,404)	(1,174)	19.6	(3,991)	(3,485)	14.5
Products sold	(943)	(675)	39.7	(2,655)	(2,162)	22.8
COSTS FROM OPERATIONS	**(4,895)**	**(4,354)**	**12.4**	**(14,688)**	**(12,810)**	**14.7**
Personnel	(1,248)	(1,035)	20.6	(3,549)	(3,041)	16.7
Commercial and Infrastructure	(3,259)	(3,133)	4.0	(9,592)	(9,185)	4.4
Provision for Bad Debt	(301)	(370)	(18.6)	(1,000)	(1,113)	(10.1)
G&A Expenses	(273)	(294)	(7.4)	(833)	(851)	(2.1)
Other Net Oper. Rev. (Exp.)	185	478	(61.2)	286	1,381	(79.3)
Recurring Total Costs [1]	**(7,242)**	**(6,619)**	**9.4**	**(21,335)**	**(19,437)**	**9.8**

The Total Recurring Costs[1], excluding expenses with Depreciation and Amortization, reached **R$ 7,242 million** in the quarter, an increase of **9.4% in the year.**

COSTS OF SERVICES AND PRODUCTS SOLD

The Cost of Services and Products Sold grew **26.9% YoY**, due to higher revenues from digital services and sales of handsets and accessories.

- **SERVICES** - increased by **19.6% YoY in 3Q22**, reflecting higher revenues from the sale of licenses and services to companies, in addition to increase of expenses with Fistel and interconnection related to the growth in the customer base.

- **PRODUCTS SOLD** - increase of **39.7% compared to 3Q21**, due to the strong performance in handset, accessories and IT equipment sales.

[1] Excludes the following one-offs: 2Q21: positive net effect of R$563 million in the 2Q21, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million. 3Q21: Positive effect of R$416.6 million referring to the closing of the FiBrasil Operation.

COSTS FROM OPERATIONS

The Costs from Operations presented a **12.4% YoY** growth, caused mainly by one-offs in 3Q21, related to the closing of FiBrasil transaction. Disregarding these effects, Costs from Operation grew 2.6% YoY.

- **PERSONNEL – 20.6% YoY increase in 3Q22**, due to annual salary readjustments, higher expenses with variable compensation and hiring of new employees, with internalization of critical areas.
- **COMMERCIAL AND INFRASTRUCTURE** - increase of **4.0% compared to 3Q21**, due to higher expenses with technology, network usage and advertisement. These expenses were partially compensated by the higher adoption of digital channels, which generate smaller commissions, and by digitalization of consumer services, billing and collections.
- **PROVISION FOR BAD DEBT** - **decreased by 18.6% YoY and ended 3Q22 at R$301 million**, representing 1.7% of Gross Revenue (-0.6 p.p. YoY), the lowest level ever. The essentiality of the connectivity service and the execution of credit and collection actions contributed to this result.
- **GENERAL AND ADMINISTRATIVE** - **reduction of 7.4% YoY in the quarter**, due to lower expenses with third-party services.
- **OTHER OPERATING REVENUES (EXPENSES)** - **presented a reduction of R$292 million** compared with the same quarter of last year, due mainly to the non-recurrent positive net effect of R$416.6 million in 3Q21, related to the closing of the FiBrasil operation. On the other hand, we registered a higher level of tax recoveries in 3Q22.



DIGITALIZATION KPIs

5.5% Pix Share
+5.5 p.p. YoY

20 mn Vivo App Users
+4.2% YoY

Telefónica | vivo

FROM REVENUE
TO NET INCOME

CONSOLIDATED IN R$ MILLION	3Q22	3Q21	Δ% YoY	9M22	9M21	Δ% YoY
Net Revenue	12,199	11,033	10.6	35,382	32,532	8.8
Recurring EBITDA[1]	4,957	4,414	12.3	14,047	13,095	7.3
Rec. EBITDA[1] Margin	*40.6%*	*40.0%*	*0.6 p.p.*	*39.7%*	*40.3%*	*(1.4) p.p.*
Reported EBITDA	4,957	4,830	2.6	14,047	14,075	(0.2)
Rep. EBITDA Margin	*40.6%*	*43.8%*	*(3.1) p.p.*	*39.7%*	*43.3%*	*(8.2) p.p.*
Depreciation and Amortization	(3,226)	(3,053)	5.6	(9,397)	(8,972)	4.7
EBIT	1,732	1,777	(2.5)	4,650	5,102	(8.9)
Financial Result	(37)	(254)	(85.3)	(1,163)	(726)	60.1
EBT	(5)	121	n.d.	(13)	124	n.d.
Taxes (Inc. tax / Soc. contr.)	1,689	1,643	2.8	3,475	4,500	(22.8)
Gains (Losses) on Derivative Transactions	(253)	(329)	(23.2)	(543)	(898)	(39.6)
Net Income	1,436	1,315	9.3	2,932	3,602	(18.6)

[1] Excludes the following one-offs: 2Q21: positive net effect of R$563 million in the 2Q21, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million. 3Q21: Positive effect of R$416.6 million referring to the closing of the FiBrasil Operation.

EBITDA

The Recurring EBITDA[1] (Earnings Before Interest, Taxes, Depreciation, and Amortization) in 3Q22 amounted to R$4,957 million, an increase of 12.3% when compared to 3Q21, with an EBITDA margin of 40.6% (+0.6 p.p. YoY). This performance reflects the solid growth of 10.6% YoY in total revenues, with a higher participation of core revenues at 92.3% of total revenues (+2.7 p.p.).

DEPRECIATION AND AMORTIZATION

Depreciation and Amortization increased 5.6% compared to 3Q21, as we started to amortize the spectrum licenses acquired in 4Q21 and the assets coming from Oi Mobile.

FINANCIAL RESULTS

In 3Q22, the Financial Results recorded a net expense of R$38 million (-85.3% YoY). Despite the higher average indebtedness and the increase in interest rates in the period, the financial result was positively impacted by the monetary restatement of tax credits.

NET INCOME

Net Income totaled R$1,436 million in the third quarter of 2022, increasing 9.3% in the annual comparison, due to higher revenues and the improvement in the financial result in the period.

[1] Excludes the positive non-recurring effect of R$416.6 million referring to the closing of the FiBrasil operation.

CAPEX

CONSOLIDATED IN R$ MILLION	3Q22	3Q21	Δ% YoY	9M22	9M21	Δ% YoY
Network	2,215	1,803	22.8	5,986	5,294	13.1
Technology, Information System and Others	371	348	6.5	1,055	1,052	0.3
CAPEX EX-LICENSES | EX-IFRS 16	**2,586**	**2,151**	**20.2**	**7,041**	**6,346**	**11.0**
IFRS 16 | Leasing	447	580	(22.9)	2,184	2,263	(3.5)
TOTAL | IFRS 16	**3,033**	**2,765**	**9.7**	**9,236**	**8,643**	**6.9**

The Capex[1] spent in 3Q22 reached **R$ 2,586 million** (+20.2% YoY), which represents 21.2% of the Net Operational Revenue in the period, rising 1.7 p.p. in the annual comparison. Investments were directed towards strengthening our mobile network, with emphasis on the network activation of 5G in the capitals, in addition to the investment in expanding the fiber network.

In the first nine months of 2022, R$0.4 billion was invested in reinforcing the network for the integration of Oi Mobile's customers.

FREE CASH FLOW

CONSOLIDATED IN R$ MILLION	3Q22	3Q21	Δ% YoY	9M22	9M21	Δ% YoY
Recurring EBITDA[2]	**4,957**	**4,414**	**12.3**	**14,047**	**13,095**	**7.3**
Capital Expenditures	(2,586)	(2,151)	20.2	(7,041)	(6,346)	11.0
Taxes and Net Financial Result	(605)	(279)	116.6	(1,786)	(1,032)	73.1
Working Capital Variation	673	1,300	(48.2)	3,042	2,551	19.2
FREE CASH FLOW FROM BUSINESS ACTIVITIES	**2,440**	**3,282**	**(25.7)**	**8,262**	**8,267**	**(0.1)**
IFRS16 | Lease Payments	(600)	(649)	(7.5)	(1,789)	(1,566)	14.2
FREE CASH FLOW AFTER LEASES	**1,839**	**2,634**	**(30.2)**	**6,473**	**6,701**	**(3.4)**

The Free Cash Flow after leases reached **R$1,839 million** in 3Q22, down 30.2% YoY mainly driven by a higher level of investments, more tax payments and lower variation in working capital. These effects were partially offset by a higher Recurring EBITDA[2].

[1] Does not include the relative amount of R$9.8 million of the license renewal in 1Q22 and IFRS 16 effects.
[2] Excludes the following one-offs: 2Q21: positive net effect of R$563 million in the 2Q21, corresponding to extraordinary tax matters (R$1,549 million referring to the decision of the Supreme Court on the right to exclude ICMS from the basis of PIS/COFINS contributions and an expense of R$415 million of tax contingencies) and a regulatory contingencies expense of R$571 million. 3Q21: Positive effect of R$416.6 million referring to the closing of the FiBrasil Operation.

INDEBTEDNESS

LOANS, FINANCING AND DEBENTURES

INDEBTDENESS IN R$ MILLION	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
Supliers	R$	98.9% to 120.8% of CDI	2022	22	-	22
PSI	R$	2.5% to 5.5%	2023	0.02	-	0.02
Contractual Retention[1]	R$	100% of CDI	2023	516	-	516
Contingent Consideration[1]	R$	100% of CDI	2023	66	-	66
Termination Costs[1]	R$	100% of CDI	2023	8	-	8
Resolution 4131	US$	3.2%	2023	1,132	-	1,132
Debentures (7th Emission - 1st Series)	R$	CDI + 1.12%	2025	46	1,500	1,546
Debentures (7th Emission - 1st Series)	R$	CDI + 1.35%	2027	62	2,000	2,062
5G Licenses	R$	Selic and IGP-DI	2040	665	1,531	2,196
Gross Debt | Ex-Leasing				**2,518**	**5,031**	**7,549**
Leasing[2]	R$	IPCA	2041	3,482	8,716	12,198
Total Gross Debt				**6,000**	**13,747**	**19,747**

NET DEBT | EX-IFRS 16

CONSOLIDATED IN R$ MILLION	9/30/2022	12/31/2021	9/30/2021
Short-Term Debt	2,518	4,032	1,409
Long-Term Debt	5,031	1,918	223
Gross Debt | Ex-Leasing	**7,549**	**5,950**	**1,632**
Cash and Cash Equivalents	(6,151)	(6,504)	(8,728)
Derivatives	(61)	13	13
Net Debt (Cash)	**1,337**	**(541)**	**(7,083)**
Leasing[2]	12,198	10,984	11,076
Net Debt	**13,536**	**10,443**	**3,993**

L.T. DEBT PROFILE

Year	Financial Debt (R$ million)	IFRS 16 (R$ million)
2023	657	2,801
2024	1,551	1,895
2025	51	1,421
2026	2,051	966
After 2026	721	1,633
Total	**5,031**	**8,716**

The Company's gross debt (ex-leasing) reached **R$7,549 million** at the end of **3Q22**, 15% of which is denominated in foreign currency. The debt's foreign exchange exposure is 100% covered by hedging operations. The indebtedness rose by 363% YoY due to the 7th emission of debentures in July 2022, financial liabilities linked to the 5G Licenses acquired at the ANATEL auction and the bilateral loan obtained in April 2022. Considering the Cash Investments and Derivatives, the Company recorded **R$1,337 million** in net debt on September 30, 2022. Including the lease effect, net debt reached **R$13,536 million** in **3Q22**.

[1] Liabilities under the contract for the acquisition of Oi's Mobile assets, more details in the note 20 of 2Q22 Financial Statements.
[2] Also contemplates financial leases that were considered financial debt before the IFRS 16 norm (R$219 million in 3T22, R$246 million in 4Q21 and R$281 million in 3Q21).

CAPITAL MARKET

Our capital stock consists exclusively of common shares, with voting rights, that are listed at the B3 (ticker: VIVT3) and the NYSE (ticker: VIV).

Share Performance

(Base 100 as of 09/30/2021)



IBOV
VIVT3 ex-dividends
VIVT3 adjusted by dividends
130
100
70
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22

	09/30/2022	12/31/2021	Δ
Closing price VIVT3 (R$)	40.49	48.19	-16.0%
Closing price VIV (US$)	7.52	8.65	-13.1%
Average daily volume 3M VIVT3 (R$ mn)	102.01	128.16	-20.4%
Average daily volume 3M VIV (US$ mn)	9.54	11.67	-18.3%
Total number of shares	1,676,938,271	1,690,984,923	(14,046,652)
Outstanding shares	1,667,332,831	1,676,938,271	(9,605,440)
Treasury shares	9,605,440	14,046,652	(4,441,212)
LTM Earnings per Share (EPS)	3.32	3.68	-10.0%
Price/Earnings (P/E)	12.2	13.1	-6.6%
Price/Book value (P/BV)	1.0	1.2	-15.6%
Book Value per Share	41.2	41.4	-0.4%



SHAREHOLDER REMUNERATION

The Board of Directors deliberated the credit of **interests on capital** in the gross amount of **R$300 million** in 3Q22 for the fiscal year of 2022. Such IoC will be attributed to the mandatory minimum dividend for the 2022 fiscal year, *ad referendum* of the General Shareholders' Meeting to be held in 2023. In the first nine months of 2022, we deliberated R$3,389 million in dividends and interest on capital, of which R$2,029 million were paid on October 18, 2022.

In the last 12 months, the deliberated gross amount per share was **R$3.40**, which translates into a **113%** dividend payout[1] and an **9.2%** dividend yield[1], considering the share buyback program, reaffirming the Company's commitment to maximizing the return to the shareholders.

Considering the share appreciation and the reinvestment of declared earnings in the last 12 months, we reached **2.4%** of **Total Shareholder Return (TSR)** in the period.

In addition, to complement the shareholder remuneration, we bought back R$ 144 million in shares in 3Q22, through the **Share Buyback Program** which is in effect until February 22, 2023. For more information on Dividends, click here

Div. Yield[1]: 9.2%

Gross Amount/Share: R$3.40

Payout[1]: 113%

TSR 12M: 2.4%

Total Shareholder Return Deliberated

R$ million



5,441
23
2,630
2,788
6,760
496
2,735
3,529
6,264
571
2,165
3,529
2020
2021
12M
Buybacks
IOC
Dividends

Quarterly Buyback

R$ million



115
198
144
1Q22
2Q22
3Q22

[1] During the last 12 months, including effect of share buybacks. Excluding share buybacks, the dividend yield would be 8.4% and the dividend payout would be 102%.

DIGITAL ECOSYSTEM

Based on our strategic pillar **#temtudonaVivo** (Vivo has everything), we continue to move forward in the **development of an ecosystem with relevant partners** to fuel our consolidation as a digital services hub.

B2C

FINANCIAL SERVICES

Vivo Money, our personal credit service for postpaid and hybrid customers, ended the month of September 2022 with more than **R$160 million in credit granted** since its launching. The monthly amount of credit originated increased by 8.3x compared to 3Q21 and the monthly number of new contracts grew 5.5x compared to the same quarter of the previous year.

ENTERTAINMENT

Vivo has partnerships with the **best OTTs on the market**, such as Netflix, Disney+, Amazon Prime Video, Spotify and Tidal, to complement mobile and fiber offers and to facilitate the access of our customers to these contents. We ended September 2022 with **1.8 million OTT subscribers**, a growth of 49% YoY.

VIVO VENTURES

Vivo Ventures, a Corporate Venture Capital fund, made its first investment at **Klavi** in the amount of US$3 million. The invested company is a **fintech** that offers Open Finance through a SaaS (software as a service) platform, using data intelligence that enable the clients to develop financial products and services more quickly and accurately.

B2B

Companies in Brazil are moving towards digitalization, and Vivo offers services that go beyond connectivity, creating a digital services ecosystem comprised of **cloud, cybersecurity, IoT, big data, messaging, IT equipment sales and leasing**, among others.

In the last 12 months, B2B digital services generated nearly **R$2.5 billion** in revenues for the Company (+33% YoY).

In October 2022, we announced the **acquisition of Vita IT** for up to R$120 million. The transaction strengthens Vivo's operations and positioning in the Networking market by supplying network equipment (i.e., switches, routers and Wi-Fi access points) and implementation, management and technical support for corporate network of businesses.



Cybersecurity
Cloud
IoT + Messaging
Digital Solutions¹
+33%
1.9
2.5
LTM Sep-21
LTM Sep-22

¹ Includes equipment.

ESG
Environmental, Social and Governance

Telefônica Brasil presents an ESG strategy that aims to assure its commitment to sustainable growth with ethics and integrity. This strategy has 6 action pillars, with over 100 indicators monitored through the Responsible Business Plan (RBP). The RBP is approved by the Board of Directors and consists of company-wide targets (2021 - 2024), that promote responsible growth and contribute to the Sustainable Development Goals/Agenda 2030. This plan addresses the most relevant current and future issues in the environmental, social, and governance dimensions.

ENVIRONMENTAL

Digitalization contributes to more sustainable businesses and through the Eco Smart seal, verified by a third party, Telefônica Brasil offers solutions with a positive environmental impact. In the last twelve months, the products and services that favor energy and climate efficiency and are in line with the objective of containing the increase in global temperature by 1.5°C, totaled **R$1,566.8 million in B2B revenues.**

The Company reaffirmed its operations in favor of the environment by joining the **"Brazilian Business Commitment to Biodiversity"**, an initiative proposed by the Brazilian Business Council for Sustainable Development (BBCSD) with endeavors to the conservation and sustainable use of natural resources.

In energy, the Company achieved the ISO 50.001 recertification (Energy Management System) and, in its Distribution Generation Program, ended the quarter with 42 power plants in opertation, out of the 85 planned by 2023.

SOCIAL

In September, the Volunteers' Day took place, action organized by Fundação Telefônica Vivo (FTV), where around 8 thousand employees were mobilized in volunteer actions carried out in 61 entities, benefiting around 37,600 people of 49 Brazilian cities. Education was the main cause served, in line with FTV's commitment in supporting the digitalization of public education.

In Diversity, Telefônica Brasil opened registrations for the Trainee Program 2023, which will have at least 30 vacancies, in São Paulo, 50% of which will be for black people.

GOVERNANCE

On the governance front, the New Long-Term Incentive Plan was announced, which includes phantom shares of the Company (VIVT3) in the executive compensation. This way, the long-term incentive is attached to the value creation for shareholders and the sustainable achievement of strategic goals based on indicators such as the TSR (Total Shareholder Return), FCF (Free Cash Flow) and the Neutralization and Reductions of CO2 Emissions.

Consolidating its ESG performance, Telefônica Brasil attained **86 points[1] in the Global Corporate Assessment (CSA),** held by S&P and a reference for composing the Dow Jones Sustainability Index. This score places the Company among the 10 most sustainable in the sector[1].

Telefônica Brasil joined the Ambition 2030 of the UN Brazil Global Pact, an initiative aimed at expanding the engagement of companies in the implementation of the Sustainable Development Goals (SDGs). The company made a commitment to five movements: "Net Zero Ambition", "Women in Leadership", "Race is a Priority", "Mind in Focus" and "Dignified Wage".

The company is also present in the following ESG assessments: a) TOP 100 of Refinitiv Global Diversity & Inclusion Index; b) Teva Women in Leadership om two rankings: Women in Leadership and Women in the Board; c) Most innovative company of the telecom sector by the Valor Inovação Brasil 2022 Award; d) First place in the "Council's Choice Brazil" category of the CXPA Innovation Award, focused on Customer Experience; e) Featured in the Smart Customer 2022 Award; f) TOP 3 of the Best Companies in Healthy Management in Brazil; g) among the Amazing Places to Work 2022 (FIA/UOL).
These recognitions reinforce the company's commitment to digitalize the country in a sustainable manner.

[1] Score and ranking position referring to 09/23/2022.

OPERATIONAL INDICATORS

Mobile Business

THOUSAND	3Q22	3Q21	Δ% YoY	9M22	9M21	Δ% YoY
TOTAL MOBILE SUBSCRIBERS	**97,328**	**82,253**	**18.3**	**97,328**	**82,253**	**18.3**
Postpaid	57,454	48,090	19.5	57,454	48,090	19.5
M2M	14,210	11,481	23.8	14,210	11,481	23.8
Dongles	1,532	1,405	9.1	1,532	1,405	9.1
Prepaid	39,874	34,163	16.7	39,874	34,163	16.7
MARKET SHARE[1]	**38.3%**	**33.0%**	**5.4 p.p.**	**38.3%**	**33.0%**	**5.4 p.p.**
Postpaid[1]	41.2%	36.7%	4.5 p.p.	41.2%	36.7%	4.5 p.p.
Prepaid[1]	35.0%	28.8%	6.2 p.p.	35.0%	28.8%	6.2 p.p.
ARPU (R$/month)	**26.1**	**27.8**	**(6.4)**	**26.1**	**27.1**	**(3.7)**
Postpaid (Human)	46.8	50.3	(7.1)	47.2	49.3	(4.2)
M2M	2.9	2.8	1.8	2.9	2.9	1.7
Prepaid	12.3	12.4	(1.0)	12.1	12.2	(1.2)
MONTHLY CHURN[2]	**2.4%**	**2.8%**	**(0.4) p.p.**	**2.5%**	**2.9%**	**(0.3) p.p.**
Postpaid (ex-M2M)[2]	1.2%	1.2%	0.0 p.p.	1.2%	1.2%	(0.1) p.p.
Prepaid[2]	3.9%	4.6%	(0.7) p.p.	4.3%	4.8%	(0.5) p.p.

Fixed Business

THOUSAND	3Q22	3Q21	Δ% YoY	9M22	9M21	Δ% YoY
TOTAL FIXED SUBSCRIBERS	**14,360**	**15,171**	**(5.3)**	**14,360**	**15,171**	**(5.3)**
Core fixed accesses[3]	**6,743**	**6,348**	**6.2**	**6,743**	**6,348**	**6.2**
FTTx	5,855	5,430	7.8	5,855	5,430	7.8
FTTH	5,277	4,356	21.1	5,277	4,356	21.1
IPTV	888	918	(3.3)	888	918	(3.3)
Non-core fixed accesses[4]	**7,618**	**8,823**	**(13.7)**	**7,618**	**8,823**	**(13.7)**
ARPU | FTTH (R$/month)	88.1	90.2	(2.3)	88.8	91.9	(3.4)
ARPU | IPTV (R$/month)	136.9	128.8	6.3	138.1	124.5	10.9
Core fixed accesses[3] / Total fixed accesses	*47.0%*	*41.8%*	*5.1 p.p.*	*47.0%*	*41.8%*	*5.1 p.p.*
Non-core fixed accesses[4] / Total fixed accesses	*53.0%*	*58.2%*	*(5.1) p.p.*	*53.0%*	*58.2%*	*(5.1) p.p.*

[1] Data published by Anatel in August 2022. [2] In September 2022, does not consider the disconnection of 2,218 thousand prepaid accesses and 797 thousand postpaid accesses considered inactive by Vivo's criteria regarding the acquisition of Oi Mobile. Considering the disconnections, the postpaid (ex-M2M) churn rate would reach 1.9% and the prepaid churn rate would be 5.7% in 3Q22. [3] FTTx and IPTV. [4] Fixed voice, xDSL and DTH.

INCOME STATEMENT

CONSOLIDATED IN R$ MILLION	3Q22	3Q21	Δ% YoY	9M22	9M21	Δ% YoY
Gross Operating Revenue	**17,328**	**16,094**	**7.7**	**50,779**	**47,825**	**6.2**
Net Operating Revenue	**12,199**	**11,033**	**10.6**	**35,382**	**32,532**	**8.8**
Core revenues[1]	11,256	9,888	13.8	32,380	28,904	12.0
Mobile core revenue	8,480	7,391	14.7	24,172	21,529	12.3
Fixed core revenue	2,776	2,496	11.2	8,209	7,375	11.3
Non-core revenues[2]	943	1,145	(17.7)	3,002	3,628	(17.3)
Total Costs	**(7,242)**	**(6,203)**	**16.7**	**(21,335)**	**(18,457)**	**15.6**
Cost of Services and Products sold	(2,347)	(1,849)	26.9	(6,646)	(5,648)	17.7
Services	(1,404)	(1,174)	19.6	(3,991)	(3,485)	14.5
Products sold	(943)	(675)	39.7	(2,655)	(2,162)	22.8
Costs from Operations	(4,895)	(4,354)	12.4	(14,688)	(12,810)	14.7
Personnel	(1,248)	(1,035)	20.6	(3,549)	(3,041)	16.7
Commercial and Infrastructure	(3,259)	(3,133)	4.0	(9,592)	(9,185)	4.4
Provision for Bad Debt	(301)	(370)	(18.6)	(1,000)	(1,113)	(10.1)
General and Administrative	(273)	(294)	(7.4)	(833)	(851)	(2.1)
Other Net Oper. Revenue (Exp.)	185	478	(61.2)	286	1,381	(79.3)
EBITDA	**4,957**	**4,830**	**2.6**	**14,047**	**14,075**	**(0.2)**
EBITDA Margin %	*40.6%*	*43.8%*	*(3.1) p.p.*	*39.7%*	*43.3%*	*(3.6) p.p.*
Depreciation and Amortization	**(3,226)**	**(3,053)**	**5.6**	**(9,397)**	**(8,972)**	**4.7**
EBIT	**1,732**	**1,777**	**(2.5)**	**4,650**	**5,102**	**(8.9)**
Financial Result	**(37)**	**(254)**	**(85.3)**	**(1,163)**	**(726)**	**60.1**
Gain (Loss) on Investments	**(5)**	**121**	**n.a.**	**(13)**	**124**	**n.a.**
Taxes (Income tax / Social contribution)	**(253)**	**(329)**	**(23.2)**	**(543)**	**(898)**	**(39.6)**
Net Income	**1,436**	**1,315**	**9.3**	**2,932**	**3,602**	**(18.6)**
Earnings per share (EPS)	*0.86*	*0.78*	*10.0*	*1.76*	*2.14*	*(18.0)*

[1] Total revenues excluding fixed voice, xDSL and DTH.
[2] Fixed voice, xDSL and DTH revenues.

BALANCE SHEET

CONSOLIDATED IN R$ MILLION	09/30/2022	12/31/2021	Δ% YoY
ASSETS	**122,372**	**115,664**	**5.8**
Current Assets	**21,094**	**21,060**	**0.2**
Cash and Cash Equivalents	6,026	6,449	(6.6)
Accounts Receivable	8,638	8,100	6.6
Inventories	771	640	20.5
Other current assets	5,659	5,872	(3.6)
Non-Current Assets	**101,278**	**94,603**	**7.1**
Accounts Receivable	415	471	(12.0)
Guarantees and Deposits	2,807	2,761	1.7
Other assets	3,027	2,858	5.9
Property, Plant and Equipment, Net	45,539	44,409	2.5
Intangible Assets, Net	49,490	44,104	12.2
LIABILITIES AND SHAREHOLDERS' EQUITY	**122,372**	**115,664**	**5.8**
LIABILITIES	**53,227**	**45,657**	**16.6**
Current Liabilities	**24,787**	**22,459**	**10.4**
Accounts Payable and Suppliers	8,821	8,021	10.0
Taxes, Fees and Contributions	1,073	1,485	(27.8)
Loans, Financ., Deb., Leasing and Licenses	6,000	6,907	(13.1)
Interest on Capital and Dividends	5,108	4,266	19.7
Provisions and Contingencies	2,177	702	210.0
Other Liabilities	1,608	1,079	49.1
Non-Current Liabilities	**28,440**	**23,198**	**22.6**
Accounts Payable	2,754	1,793	53.6
Deferred Income Tax and Social Contribution	3,772	4,172	(9.6)
Loans, Financ., Deb., Leasing and Licenses	13,747	10,027	37.1
Provisions and Contingencies	6,622	5,721	15.7
Other Liabilities	1,545	1,485	4.1
SHAREHOLDERS' EQUITY	**69,145**	**70,006**	**(1.2)**

CONFERENCE CALL

Date: October 26, 2022 (Wednesday)

Time: 11:00 a.m. (Brasília) and 10:00 a.m. (New York)

Connection:
Zoom link: Click here

A replay of the conference call will be available one hour after the end of the event, in our website.

TELEFÔNICA BRASIL
Investor Relations

Christian Gebara
David Melcon
João Pedro Carneiro
Gabriel Menezes
Tatiana Anicet
Carolina Dias

Av. Eng. Luis Carlos Berrini, 1376 - 17º Andar - Cidade Monções - SP - 04571-000
Email: ir.br@telefonica.com
Information available on the website: www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely exclusively on the positions performed herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

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